NEWS RELEASE

OLYMPUS’ 50 METRE STEPOUT INTERSECTS HIGH-GRADE GOLD & COPPER AT CAPCAPO, NORTHERN PHILIPPINES

HIGHLIGHTS:

Drill results from the 4th hole (DDH07-12) on the main Capcapo deposit intersected significant gold and copper mineralization:

• 3.06 g/t gold, 0.67% copper and 2.53 g/t silver over a width of 28 meters or 92 feet including:

• 4.43 g/t gold, 0.91% copper and 3.38 g/t silver over 18 meters

Deposit is open for expansion, step-out drilling continues.

Work to date is evidencing the significant size of the copper gold system at Capcapo, which has similarities to the prolific Baguio-Mankayan Gold – Copper District (approximately 60 million oz. historic production & current resources) located 85 kilometers along strike.

TORONTO, June 25, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM, Frankfurt: OP6) is pleased to announce assay results from on-going drilling completed on the Capcapo Project, located in Abra Province, Northern Luzon, Philippines. Hole DDH 07-12, which is a 50 meter step-out to the east of hole 07-11, intersected significant gold and copper mineralization as follows:

Hole DDH07-12 intersected 3.06 g/t gold, 0.67% copper and 2.53 g/t silver over a core width of 28 meters or 92 feet including:

•	4.43 g/t gold, 0.91% copper and 3.38 g/t silver over 18 meters

Holes DDH07- 11, intersect 1.53 g/t gold 0.35% copper and 2.4 g/t silver over a core width of 47 meters or 154 feet including:

•	2.55 g/t gold, 0.55% copper and 3.49 g/t silver over a core width of 27 meters; or

•	4.05 g/t gold, 0.78% copper and 4.81g/t silver over 16 meters

The ongoing 2007 program will consist of step-out drilling designed to significantly expand the mineralized zone as well as ground exploration programs to test and delineated other prospective target areas on the property

Assay highlights for all hole drilled to date, DDH07-09 to 12 are outlined in the attached table and figure.

On November 23, 2006, the Company entered into an Option Agreement with Abra Mining & Industrial Corporation (AMIC) and Jabel Corporation (JABEL), subject to completion of due diligence, whereby the Company and Philippine interests associated with the Company can earn a 60% interest in the 43 square kilometer Capcapo Project (OYM press release dated November 23, 2006). Also part of agreement terms is a Right of First Refusal covering approximately 320 square kilometers of other AMIC / Jabel Corporation tenements within this highly prospective area.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager

T:	(416) 572-2525 or TF: 1-888-902-5522
F:	(416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, a Quali-fied Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. McPhar Geoservices (Philippines).Inc. in Makati City, Philippines, performed the sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

CAPCAPO MAIN ZONE PROSPECT
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Copper	Silver
					Grade (%)	Grade (g/t)
DDH 07-09	0	94.0	94.0	1.49	0.31	5.59
including	0	43.0	43.0	2.65	0.23	7.12
DDH 07-10	41.0	82.0	41.0	2.07	0.60	7.75
or	41.0	75.0	34.0	2.43	0.67	8.93
including	45.0	51.0	6.0	3.33	1.45	26.48
and	57.0	67.0	10.0	4.02	1.05	8.46
DDH 07-11	47.0	94.0	47.0	1.53	0.35	2.40
or	47.0	74.0	27.0	2.55	0.55	3.49
including	51.0	67.0	16.0	4.05	0.78	4.81
DDH 07-12	87.0	115.0	28.0	3.06	0.67	2,53
including	94.0	112.0	18.0	4.43	0.91	3.38

Notes:

(1) – Hole 07-09 was drilled at an inclination of -45 degrees on an azimuth of 180 degrees. Both of hole 07-10 & 11 were drill vertical. Hole 07-12 was drilled at an inclination of -75 degrees on an azimuth of 270 degrees.
(2) - Based on current geological interpretation of the drilling results, true widths of holes 07-10 to 12 approximate true width while hole 07-09 is estimated at this time to represent approximately 60% of the core width. Additional drilling is required before definitive true widths can be determined.
(3) - All sample preparation and assays were performed by McPhar Geoservices (Philippines).Inc. located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those refl ected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying signifi cantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; infl ation; changes in currency exchange rates; fl uctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; diffi culties in arranging contracts for drilling and other exploration and development services; dependency on equity market fi nancings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the diffi culties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to fi nancing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.